UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL’S SALES INCREASE 42% IN FIRST QUARTER

•

Strong organic US juvenile growth drives sales

•

Earnings affected by insurance receivable

•

Higher RTA furniture selling prices being implemented

Montreal, April 28, 2004 - Dorel Industries Inc. (TSX: DII.A, DII.B; NASDAQ: DIIB) today announced a record quarter in sales citing continued organic growth at Dorel Juvenile Group USA and the benefits of Pacific Cycle. Total revenues for the first quarter ended March 31, 2004 were up 41.5% to US$391.8 million, compared to US$276.9 million posted a year ago.

Record sales driven by product innovation

First quarter sales underline the positive results of Dorel’s intensive, on-going product development efforts. “Over the past several months numerous new products have been introduced, in both our Juvenile and Home Furnishings Segments. This has particularly augmented juvenile sales in the United States, continuing the marked improvement which began during the fourth quarter of 2003. The biggest issue of the quarter was high particle board prices and their impact on ready-to-assemble furniture margins. We foresee improvement going forward as we begin to implement higher selling prices,” commented Mr. Schwartz.

Pacific Cycle had a strong first quarter, and is included in results for approximately two months. The acquisition of the bicycle and recreational products company was concluded
February 4, 2004.

As previously announced, the Company is recording a charge in the amount of US$6.5 million pre-tax due to a dispute with one of its insurance carriers over the aggregate amount of insurance available to the Company, including one claim that came due this month.  This amount is equivalent to a US$0.13 per share after-tax impact. After accounting for this expense, earnings were US$19.6 million or US$0.60 per share, compared to US$19.2 million or US$0.60 per share for the first quarter of 2003.  Excluding this charge, earnings for the first quarter would have been US$23.9 million or US$0.73 per share.

As a result, Dorel is reducing its guidance for fiscal 2004 by US$0.13 per share, to earnings of between US$3.12 to US$3.22 per share.

Dorel is initiating legal action against TIG Specialty Insurance Solutions, a subsidiary of Fairfax Financial Holdings Inc. “We anticipate a favourable decision and any recovery will be included in our net income in future periods,” stated Mr. Schwartz.

Full results for the first quarter ended March 31 were as follows:

Summary of Financial Highlights
First quarter ended March 31
All figures in thousands of US $ - except per share amounts
	2004	2003	Change %
Total revenues	391,845	276,885	41.5%
Net income	19,602	19,249	1.8%
Per share - Basic	0.60	0.61	-1.6%
Per share - Diluted	0.60	0.60	0.0%

Average number of shares outstanding -
diluted weighted average	32,886,099	31,191,725

Juvenile

First quarter sales increased 24.5% to US$206.5 million from US$165.9 million a year ago. Earnings from operations declined 3.1%, to US$18.4 million, compared to last year’s US$19.0 million. This decrease includes the US$6.5 million pre-tax charge in reference to the aforementioned dispute with one of the Company’s insurance carriers. Excluding this amount, earnings from operations would have increased to US$24.9 million, an increase of 31.1% over the prior year.

The Juvenile segment’s sales increase in the quarter was driven by all of the Company’s juvenile operating units. Overall, organic sales growth in the juvenile segment was 9%.  Sales were up by 24.5% over last year’s first quarter and 21% versus the Company’s fourth quarter results. Sales growth in North America was all organic. This sales increase can be attributed to new products introduced in the fourth quarter of 2003. In Europe, the segment benefited from an extra month’s sales at Ampafrance, acquired in February 2003, which helped increase sales in Europe by 50% over last year.

Dorel Juvenile Group USA’s new state-of-the-art 1.1 million square foot “factory-of-the-future” in Columbus, Indiana is set to open officially next week. The plant will serve as the centre of Dorel’s car seat production. Two nearby warehouses are being consolidated at the redesigned, expanded facility. The changes, started last year, have already reduced warehousing expenses and further savings are expected.

Through a licensing agreement with General Motors, Safety 1st launched ride-on cars, a new product category. The first is a realistic kid-friendly version of the popular Corvette. The electric car accelerates to 5 miles per hour, features a working FM radio and horn, as well as ignition and engine sounds. The reaction to this new product line has been very good.

The economy in Europe remained challenging through the first quarter and economists predict the anticipated recovery this year is not a certain thing as yet. Nonetheless, Dorel Juvenile Group Europe is introducing a number of new generation products, including strollers, car seats and feeding products which are expected to positively impact the second quarter. An example is Bébé Confort’s revolutionary new Créatis car seat with reinforced side protection, scientifically designed to grow with the baby from birth to one year.

Home Furnishings

Year-over-year revenues were up 18.4% to US$131.4 million from US$111.0 million. This increase came from both the contribution of sales to customers and products associated with the Carina acquisition of September 2003 and from organic sales growth. Earnings from operations decreased 42.2% to US$9.0 million from US$15.6 million a year ago. Gross margins declined by 760 basis points in the quarter. The principal reasons for this decrease were higher board prices, aggressive pricing to customers and the strength of the Canadian dollar. Unlike the Juvenile segment, a strong Canadian dollar reduces the segment’s profitability as certain products are manufactured in Canada and shipped to the United States.

In response to these challenges, Dorel has informed its customers of product price increases, which are expected to be in effect during the second quarter this year. “While the RTA furniture industry has faced certain challenges, Dorel continues to gain market share. Organic sales grew during the quarter and demand for our products is strong. Ameriwood had an excellent quarter in terms of new product placement with all major customers. We believe first quarter margins were the low point of the year,” said Mr. Schwartz.

Ameriwood, Cosco Home & Office and Dorel Asia displayed a wide variety of innovative new products at last week’s High Point furniture show. Numerous new designs and product platforms were launched, in particular several eye-catching RTA furniture items, which bring a new positive perception to the category.

Recreational/Leisure

2004 was the first quarter that includes the results of newly acquired Pacific Cycle. Upon acquisition, guidance was issued for sales of between US$335 million and US$375 million for the 11 months of 2004. Earnings from operations as a percentage of sales were anticipated at between 11.5% and 12.5%. The results for the first quarter are in line with these expectations as sales of Pacific Cycle products for February and March were US$52.0 million. Earnings from operations were US$6.0 million.

Bicycle industry sales in the first quarter were slightly stronger than last year.  Late in the quarter, Pacific Cycle began shipping major customers the new Schwinn Sting-Ray, a modern day version of the classic Sting-Ray.  Response has been very strong, with several large retailers immediately increasing their initial orders.  Pacific Cycle is doubling its monthly production in anticipation of the growing demand.

Outlook

“While the first quarter has provided us with comfort in that we have successfully faced a number of challenges, it is prudent to maintain our cautious outlook for the year. New product introductions should continue to help us increase market share in our various businesses. We are closely monitoring margins in RTA furniture, but expect that they will improve through the balance of the year once new prices are passed along to our customers.  Bicycle sales are expected to strengthen as we move deeper into the spring due to the stronger U.S. economy and better weather relative to last year.  The new Sting-Ray is shaping up to be the most exciting new bicycle introduction in over a decade,” concluded Mr. Schwartz.

Annual General Meeting

Dorel’s annual general meeting will be held 11 am, Friday, May 28, 2004 at Montreal’s Omni Hotel, located at 1050 Sherbrooke Street West.

Complete financial statements are available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results today at 1:30 P.M. Eastern Time. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or (800) 814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21046017# on your phone. This tape recording will be available on Wednesday, April 28 as of 3:30 P.M. until 11:59 P.M. on Wednesday, May 5.

Profile

Dorel is a global consumer products company which designs, manufactures or sources, markets and distributes a diverse portfolio of powerful product brands, marketed through its Juvenile, Home Furnishings, and Recreational/Leisure segments. US operations include the Dorel Juvenile Group USA, which incorporates the Cosco and Safety 1st brands; Ameriwood Industries, Cosco Home & Office; and Pacific Cycle, which includes the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Juvenile Group Canada, Ridgewood Industries and Dorel Home Products. The Dorel Juvenile Group Europe carries out activities throughout Europe, under the Maxi-Cosi, Quinny, Safety 1st, Bébé Confort, Babidéal, MonBébé and Baby Relax brands. Dorel Asia sources and imports home furnishings. Dorel employs approximately 5,000 people in fourteen countries. 2003 sales were US$1.2 billion. 2004 sales are expected to be between US$1.6 – US$1.8 billion.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

AS AT MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

As at March 31, 2004 (unaudited)	As at December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	14,512	13,877
Funds held by ceding insurer	6,837	6,803
Accounts receivable	254,004	210,905
Inventories	249,899	207,371
Prepaid expenses	10,284	10,719
Future income taxes	8,377	9,184

	543,913	458,859

CAPITAL ASSETS	150,978	147,837
GOODWILL	659,392	380,535
DEFERRED CHARGES	20,449	18,501
INTANGIBLE ASSETS	83,118	85,448
FUTURE INCOME TAXES	8,321	8,382
OTHER ASSETS	10,745	10,995

1,476,914	1,110,557

LIABILITIES
CURRENT LIABLITIES
Bank indebtedness	3,735	764
Accounts payable and accrued liabilities	332,247	253,145
Income taxes payable	1,527	2,037
Balance of sale payable	5,454	-
Current portion of long-term debt	7,678	7,758

350,640	263,704

LONG-TERM DEBT	535,337	282,421

PENSION OBLIGATION	13,999	13,818

BALANCE OF SALE PAYABLE	18,649	2,314

FUTURE INCOME TAXES	43,129	45,148

OTHER LONG-TERM LIABILITIES	8,705	8,266

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	157,797	156,274
RETAINED EARNINGS	307,185	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	41,474	51,029

506,456	494,886

1,476,914	1,110,557

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

2004	2003

Sales	388,436	276,319

Licensing and commission income	3,409	566

TOTAL REVENUE	391,845	276,885

EXPENSES
Cost of sales	302,241	202,465
Operating	48,781	34,741
Amortization	8,952	7,263
Research and development costs	1,732	1,793
Interest on long-term debt	6,558	3,111
Other interest (earned)	163	(4)

368,427	249,369

Income before income taxes	23,418	27,516

Income taxes	3,816	8,267

NET INCOME	19,602	19,249

EARNINGS PER SHARE
Basic	0.60	0.61

Diluted	0.60	0.60

SHARES OUTSTANDING
Basic – weighted average	32,646,534	31,475,066

Diluted – weighted average	32,886,099	32,191,725

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

2004	2003

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net income	19,602	19,249
Adjustments for:
Amortization	8,952	7,263
Deferred income taxes	(3,574)	(69)
Gain on disposal of capital assets	-	(131)
Funds held by ceding insurer	(33)	-

24,947	26,312

Changes in non-cash working capital:
Accounts receivable	(19,637)	(17,611)
Inventories	7,317	3,717
Prepaid expenses	2,960	(386)
Accounts payable and other liabilities	35,929	8,172
Income taxes payable	2,679	(10,885)

29,248	(16,994)

CASH PROVIDED BY OPERATING ACTIVITIES	54,195	9,317

FINANCING ACTIVITIES
Increase in long-term debt	252,865	178,305
Balance of sale and other amounts payable	21,788	29,393
Issuance of capital stock	1,524	4,776
Repurchase of capital stock	-	(129)
Increase in bank indebtedness	1,080	566

CASH PROVIDED BY FINANCING ACTIVITIES	277,257	212,911

INVESTING ACTIVITIES
Acquisition of subsidiary company	(320,575)	(247,198)
Cash acquired	3,734	7,207

	(316,841)	(239,991)
Additions to capital assets – net	(7,989)	(2,999)
Deferred charges	(5,053)	(2,538)
Intangible assets	(254)	(245)

CASH USED IN INVESTING ACTIVITIES	(330,136)	(245,773)

Effect of exchange rate changes on cash	(680)	72

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	635	(23,473)

Cash and cash equivalents, beginning of period	13,877	54,450

CASH AND CASH EQUIVALENTS, END OF PERIOD	14,512	30,977

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

FOR THE THREE MONTHS ENDED MARCH 31, 2004 (unaudited)

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

2004	2003

BALANCE, BEGINNING OF PERIOD	287,583	212,660

Net income	19,602	19,249

Premium paid on purchase of shares	-	(103)

BALANCE, END OF PERIOD	307,185	231,806

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President, Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Chief Financial Officer, Secretary

April 28, 2004